UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer

pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934.

For the Month of March, 2015

Commission File Number: 001-12126

CHINA ENTERPRISES LIMITED

(Exact name of registrant as specified in its charter)

25/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Exhibit

Exhibit 99.1	Press release of the Company, dated March 27, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 27, 2015

CHINA ENTERPRISES LIMITED

By:	/s/ Yap, Allan
Name:	Yap, Allan
Title:	Chairman

Exhibit 99.1

CHINA ENTERPRISES LIMITED ANNOUNCES CLOSING OF AGREEMENT TO PURCHASE SHARES OF MILLION CUBE LIMITED

HONG KONG. March 27, 2015. China Enterprises Limited (“China Enterprises” or the “Company”; Pink Sheets: CSHEF) today announced that its wholly owned subsidiary, Wealth Faith Limited (“Wealth Faith”) has successfully closed its previously announced a definitive agreement (the “Agreement”) with Fortuneasy Limited (“Fortuneasy”). As previously announced, the Agreement provides for the purchase by Wealth Faith of 40% of the shares of Million Cube Limited (“Million Cube”) from Fortuneasy. The total purchase price for the shares being acquired by Wealth Faith is HK$200 million or approximately US$25.8 million. The Company, through Wealth Faith, has previously deposited HK$154.8 million or approximately US$19.9 million in earnest money with Fortuneasy, which was applied toward the purchase price.

As provided in the Agreement, Million Cube acquired 45% of the issued share capital and corresponding shareholder loans of Paragon Winner Company Limited (“Paragon”). Paragon was formed to invest in a joint venture that has developed the Sanya Sun Valley Golf Resort in Yalong Bay, Sanya City, People’s Republic of China and that is seeking to develop a related hotel and resort complex at such resort.

While the parties originally anticipated the transaction to close in late 2012 or 2013, the transaction was subject to regulatory approvals, and the obtaining of such approvals took longer than originally anticipated.

As previously described, the shares of Million Cube held by Wealth Faith are subject to certain transfer restrictions, including rights of first refusal benefiting Fortuneasy. In addition, as an investor in Million Cube, Wealth Faith may be required under the terms of the Agreement to loan additional funds to Million Cube should Million Cube’s board of directors determine that either Million Cube or Paragon lacks sufficient financial resources to meet capital requirements. Wealth Faith has appointed one director to Million Cube’s board of directors.

About China Enterprises and Forward Looking Statements

Based in Hong Kong, China Enterprises Limited is a Bermuda corporation that invests in and, in some cases, actively participates in the management of, China-based companies in a variety of industries, including through its proposed investment described above, golf course and resort development. This press release contains forward-looking statements that involve risks, uncertainties, and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of the Company and its subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to regulatory approvals; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties, and assumptions include the possibility that the transaction may not be timely completed, if at all and that the Company may not be able to identify suitable opportunities for the investment of the proceeds from the contemplated transaction. Additional risks are described in the Company’s SEC reports. The Company assumes no obligation and does not intend to update these forward-looking statements.